-FOR IMMEDIATE RELEASE-

OREN SEMI-CONDUCTOR, AN ELRON GROUP COMPANY, COMPLETES $8.0 MILLION

PRIVATE PLACEMENT

Tel Aviv, August 3, 2003—Elron Electronic Industries Ltd. (Nasdaq:ELRN) today announced that Oren Semi-conductor, Inc. (''Oren''), an Elron group company and a developer of chips for the worldwide digital television market has completed an $8.0 million financing round. Participants in this round included Zoran Corporation (Nasdaq:ZRAN) and Oren's existing shareholders including Elron. In addition, as part of the financing round, Oren's existing shareholders, including Elron, converted outstanding loans in an aggregate amount of approximately $8.4 million into stock. Following the investment and the loan conversion, Elron holds approximately 41% of the outstanding shares of Oren. Zoran and Oren have agreed to cooperate to sell Oren's front-end solution with Zoran's back-end chips to major players in the digital television market.

Doron Birger, President and Chief Executive Officer of Elron commented: ''With Zoran as the second strategic investor in Oren after Sony invested in 2001, Oren is now positioned to become a major player in the digital television market and is one of the promising companies in our group''.

Oren is a privately held company founded in 1996 and develops demodulator VLSI products for DTV and Set-top boxes. Oren is also engaged through partnerships in providing customers with a complete front-end solution. Oren sells its products through direct sales, distributors, and OEMs on a worldwide basis.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, Medical devices, semiconductors and amorphous metals. For further information, visit http://www.elron.com

Contact:
Tal Raz Elron Electronic Industries Ltd. Tel. 972-3-6075555 raz@elron.net	Marilena LaRosa The Anne McBride Company Tel: 212-983-1702 mlarosa@annemcbride.com

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.